                            DATARAM 1ST QUARTER '96


                     DATARAM DOUBLES FIRST QUARTER PROFITS

PRINCETON, NJ, August 10, 1995--Dataram Corporation (AMEX:DTM), doubled its profits on strong revenues for the first quarter of fiscal 1996, Robert V. Tarantino, president and chief executive officer, announced today.

For the first quarter ended July 31, 1995, net earnings doubled to $537,000 or $.14 per share, compared to $268,000, or $.07 per share, for the year-earlier period. Revenues improved 12.3 percent to $24.9 million versus $22.2 million reported for the comparable prior-year period. Excluding revenues from a discontinued product line, revenues from memory products increased 17 percent over first quarter of fiscal 1995.

Tarantino attributed Dataram's strong performance to continuing brisk demand for the Company's computer memory products, combined with sharply reduced operating expenses.

"Recent restructurings have made us a lean, cost-efficient organization which can compete profitably and enhance a leading position in a rapidly expanding, extremely competitive industry," Tarantino declared. "We are achieving in excess of $1.5 million in revenues per employee, representing an almost five-fold increase since 1992."

Tarantino said Dataram's dedicated and highly automated manufacturing facility, which is producing and shipping customer orders within 24 hours or less, has improved Dataram's response to customer needs for memory expansion products. As a result, Dataram's asset management has greatly improved by substantially reducing inventory levels.

Capitalizing on the growing popularity of more powerful personal computers, Dataram broadened its product line late in the first quarter, Tarantino stated, introducing memory products tailored to Hewlett-Packard, Compaq and IBM high-end personal computers and servers.

Strong product demand was evident in both domestic and foreign markets. "We were especially pleased with sales in Western Europe, which is recovering from a recession," Tarantino said.

While DRAM chips remain in tight supply and are more costly, Dataram has obtained sufficient quantities to satisfy production requirements and has been able to pass on increased raw material costs to customers, according to Tarantino.

The Company has sustained its solid financial condition. With no debt and an unsecured $11 million line of credit, Tarantino said Dataram is well positioned to finance its long term growth objectives without the need for additional funding sources.

"We are very pleased with first quarter results and expect profitable performance to continue," Tarantino declared. "Our efficient infrastructure is keeping indirect expenses below 10 percent of gross revenues, which will maximize Dataram's profitable participation in the vibrant computer memory industry."

Dataram develops, manufactures and markets quality computer memory products for workstations, servers and personal computers.


                                          [DATARAM THE MEMORY SPECIALISTS LOGO]
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                            DATARAM 1ST QUARTER '96


DATARAM CORPORATION AND SUBSIDIARY
FIRST QUARTER FISCAL YEAR 1996
--------------------------------------------------------------------------------
CONSOLIDATED SUMMARY OF EARNINGS (Unaudited)
(In thousands, except per share amounts)

                                                  THREE MONTHS ENDED JULY 31, 1995        THREE MONTHS ENDED JULY 31, 1994
                                                  --------------------------------        --------------------------------

Revenues                                                     $ 24,885                                  $ 22,163
Cost and expenses:
      Cost of sales                                            21,854                                    18,487
      Engineering and development                                 435                                       629
      Selling, general and administrative                       1,691                                     2,597
                                                             --------                                  --------
                                                               23,980                                    21,713

Earnings from operations                                          905                                       450

Other income (expense), net                                         0                                        33
Interest expense                                                  (19)                                      (36)
                                                             --------                                  --------
Total other income and expenses                                   (19)                                       (3)

Earnings before income taxes                                      886                                       447

Income taxes                                                      349                                       179
                                                             --------                                  --------

Net Earnings                                                 $    537                                  $    268
                                                             ========                                  ========

Net Earnings per share                                       $   0.14                                  $   0.07
                                                             ========                                  ========

Average number of shares outstanding                            3,822                                     3,819
                                                             ========                                  ========

--------------------------------------------------------------------------------

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                      JULY 31, 1995 (Unaudited)              APRIL 30, 1995 (Unaudited)
                                                      -------------------------              --------------------------
ASSETS
Current assets:
Cash and cash equivalents                                    $    516                                  $    722
Trade receivables, net                                         13,797                                    15,096
Inventories                                                     7,647                                     8,061
Other current assets                                              852                                     1,130
                                                             --------                                  --------
      Total current assets                                     22,812                                    25,009

Property and equipment, net                                     2,556                                     2,630

Other assets                                                        6                                        15
                                                             --------                                  --------

                                                             $ 25,374                                  $ 27,654
                                                             ========                                  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                             $  7,285                                  $  8,780
Accrued liabilities                                               920                                     2,244
                                                             --------                                  --------
      Total current liabilities                                 8,205                                    11,024

Deferred income taxes                                             240                                       240

Stockholders' equity:
Common stock                                                    3,792                                     3,792
Additional paid-in capital                                      3,219                                     3,219
Retained earnings                                               9,918                                     9,379
                                                             --------                                  --------
      Total stockholders' equity                               16,929                                    16,390

                                                             $ 25,374                                  $ 27,654
                                                             ========                                  ========